08025588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Savvian Advisors, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch
Signature

Chief Financial Officer
Title

Notary Public

ELISE C. WEN
COMM. #1583108
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 28, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT AUDITORS
DECEMBER 31, 2007

SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT AUDITORS
DECEMBER 31, 2007

Facing Page	i
Oath or Affirmation	ii
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Income and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Supplemental Information:	
Supplemental Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934	9
Supplemental Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	10

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

To the Managing Member of
Savvian Advisors, LLC

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying statement of financial condition of Savvian Advisors, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savvian Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co

San Francisco, California
February 7, 2008

SAVVIAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	1,694,711
Accounts receivable		7,896,199
Other receivables		62,544
Due from member, net		116,986
Prepaid expenses		68,867
Total current assets		9,839,307
Other assets		4,453
	$	9,843,760

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	170,169
Accrued compensation		151,088
Other accrued liabilities		316,734
Total current liabilities		637,991
Deferred rent		262,745
Total liabilities		900,736
Commitments (Note 4)		
Member's equity		8,943,024
	$	9,843,760

See accompanying notes to financial statements.

SAVVIAN ADVISORS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Investment banking and transactional fees	$ 51,274,447
Expenses:	
Compensation and benefits	40,054,333
Professional services	611,346
Office and equipment leases	1,467,606
Marketing and business development	696,239
Other general and administrative	2,595,410
	45,424,934
Operating income	5,849,513
Interest income	327,494
Net income	6,177,007
Member's equity at beginning of year	4,746,017
Member's withdrawals	(1,980,000)
Member's equity at end of year	$ 8,943,024

See accompanying notes to financial statements.

SAVVIAN ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 6,177,007
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	(4,019,992)
Due from member	(116,986)
Prepaid expenses	(3,634)
Accounts payable	(42,142)
Accrued compensation	3,558
Other accrued liabilities	166,216
Due to member	(141,595)
Deferred rent	(24,475)
Cash provided by operating activities	1,997,957
Cash flows from financing activities:	
Member's withdrawals	(1,980,000)
Cash used for financing activities	(1,980,000)
Net increase in cash and cash equivalents	17,957
Cash and cash equivalents at beginning of year	1,676,754
Cash and cash equivalents at end of year	$ 1,694,711
Cash paid during the year for:	
Income taxes	$ 800

See accompanying notes to financial statements.

NOTE 1 - Organization, operations and summary of significant accounting policies:

Organization and operations

Savvian Advisors, LLC, (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Savvian, LLC ("Member"). The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was originally formed on November 24, 2003 as Perseus Advisors, LLC. In February 2006 the Company changed its business name to Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly in providing advisory in mergers and acquisitions and other complex transactions. The accompanying financial statements present the operating results of the Company for the year ended December 31, 2007.

On November 1, 2007, the Member announced its intention to combine its operations with GCA Holdings Corporation, a Japanese corporation ("GCA Holdings"). The closing date of the transaction pursuant to the combination of the businesses of GCA Holdings and the Company is expected to be on March 3rd, 2008.

A summary of significant accounting policies follows:

Revenue recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as retainer fees are billed, and as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned. Reimbursable expenses associated with investment banking services are recorded in other general and administrative expenses, net of client reimbursements.

Income taxes

The Company was formed as a Delaware limited liability company. The Company's federal and California taxable income or loss is passed through to its sole member to be reported on the member's individual tax returns; accordingly, no provision for federal income taxes is reflected in these financial statements. The State of California assesses an annual minimum franchise tax of $800 and an annual fee, based on gross receipts, of $11,790. Both the minimum tax and the fee are included in other general and administrative expenses.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less a the date of purchase to be cash equivalents.

Concentration of credit risk

The Company performs ongoing credit evaluations of its customers. Historically, the Company's credit losses have not been significant.

The Company places its cash accounts with a high quality financial institution. At December 31, 2007 and periodically throughout the period then ended, such investments were in excess of FDIC insurance limits.

The Company derived 21% of its revenue from two customers during the year ended December 31, 2007. The Company has 88% of its accounts receivable from five customers at December 31, 2007.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of the fair value of these financial instruments.

Advertising and promotion costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense is included in marketing and business development expenses.

Furniture and equipment

The Company leases furniture and equipment from its sole member, Savvian, LLC (see Note 4).

NOTE 2 - Employee benefit plans:

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's

contribution. The Company may also make discretionary profit sharing contributions to the plan. During the year ended December 31, 2007, the Company did not make any contributions to the plan.

NOTE 3 – Related party transactions:

The Member of the Company incurs a number of expenses related to the daily operations of the Company. The Company reimburses the Member for substantially all of these expenses, in accordance with an Expense Reimbursement Agreement. The Company includes expense reimbursement amounts in general and administrative expenses. As of December 31, 2007, the Company had a $183,014 payable to the Member for expense reimbursements.

In addition, the Company had a $300,000 receivable from the Member, as the Member purchased a portion of one of the Company's accounts receivable for that amount.

Accordingly, at December 31, 2007, a net amount of $116,986 was due from the Member, as follows:

Due from Member	$ 300,000
Due to Member	183,014
Due from Member, net	$ 116,986

NOTE 4 - Commitments:

The Member of the Company has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through July 2011. The Company is a party to some of the agreements. The Company reimburses the Member for substantially all of the Member's obligations under the leases, which totaled $1,126,326 for the office facility lease, and $341,280 for equipment and furniture leases for the year ended December 31, 2007.

The office facility leases for the San Francisco, New York, and Chicago offices provide for increasing rent payments over the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under the above lease obligations for years ending after December 31, 2007 are as follows:

Year	Office Facilities	Furniture and Equipment
2008	$ 974,903	$ 167,518
2009	803,393	131,226
2010	467,166	76,887
2011	-	6,974
	$ 2,245,462	$382,605

NOTE 5 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule, and maintenance of a ratio of aggregate indebtedness to net capital, as defined by the Rule, of not more than 15 to 1.

At December 31, 2007, the Company had net capital of $793,279, which was $693,279 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL SCHEDULE I

SAVVIAN ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2007

Net capital:	
Total member's equity	$ 8,943,024
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable and other receivable	(7,958,743)
Due from member	(116,986)
Prepaid expenses	(68,867)
Other assets	(4,453)
Total deductions and/or charges	(8,149,049)
Net capital before haircuts on securities positions	793,975
Haircuts on securities positions	696
Net capital	$ 793,279
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 170,169
Accrued compensation	151,088
Other acrued liabilities	316,734
Deferred rent	262,745
Total aggregate indebtedness	$ 900,736
Computation of basic net capital requirement:	
Net captial	$ 793,279
Minimum net capital required (6 2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 693,279
Ratio: Aggregate indebtedness to net capital	1.1 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2007):	
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$ 793,281
Rounding differences	(2)
Net capital per above	$ 793,279

See accompanying notes to financial statements.

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants
465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

To the Managing Member of
Savvian Advisors, LLC

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Savvian Advisors, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the executive committee, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co

San Francisco, California
February 7, 2008

END